 Eshallgo Inc

12F Block 16, No.1000 Jinhai Road

Pudong New District

Shanghai, China 201206

November 20, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Scott Anderegg

Re:	Eshallgo Inc Amendment No. 4 to Registration Statement on Form F-1 Filed October 20, 2023 File No.333-271478

Dear Mr. Anderegg:

This letter is in response to your letter on November 15, 2023 in which you provided a comment to the Registration Statement on Form F-1 (the “Registration Statement”) of Eshallgo Inc (the “Company”) filed with the U.S. Securities and Exchange Commission on October 20, 2023. On the date hereof, the Company has submitted Amendment No. 5 to Registration Statement on Form F-1 (“Amendment No. 5”). We set forth below in bold the comment in your letter relating to the F-1 followed by our response to the comment.

Amendment No. 4 to Registration Statement on Form F-1 filed October 20, 2023

Selected Condensed Consolidated Statements of Cash Flows, page 13

1.	The consolidated total net cash provided by (used in) operating activities and net cash provided by financing activities for the year ended March 31, 2022 are inconsistent with your consolidated statement of cash flows for 2022 presented on page F-7. Please revise to reconcile the difference.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our “Selected Condensed Consolidated Statements of Cash Flows” on page 13 of Amendment No. 5 to be consistent with the consolidated statement of cash flows for 2022 presented on page F-7.

If the PRC government deems that the contractual arrangements..., page 40

2.	We note your revisions to this risk factor and your removal of language indicating that your PRC counsel states that there are substantial uncertainties regarding the interpretation and application of current and future PRC Laws, regulations and rules. It is unclear why you have revised this language when the opinion provided by counsel at Exhibit 99.1 continues to express "substantial uncertainty." Please revise so that your disclosure is consistent with the opinion provided.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that, save the update made on the PRC regulatory development description and company-specific compliance progress, we have restored our disclosure relating to legal and operational risks associated with operating in China and PRC regulations in the Risk Factor sections in the latest amendment to registration statement filed on June 29, 2023, to be consistent with the opinion provided by the PRC counsel at Exhibit 99.1.

PRC laws and regulations governing our current business operations..., page 48

3.	We note the changes you made to your risk factor disclosures relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your last amendment filed on July 6, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s evolution of its regulatory oversight conveys the same risk. Please restore your disclosures here and in all other places where you discuss the legal risks of operating in China to the disclosures as they existed in the registration statement as of July 6, 2023.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that, further to our response to your comment above, we have restored our disclosure relating to legal and operational risks associated with operating in China and PRC regulations relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice, in the Risk Factor sections in the latest amendment to registration statement filed on June 29, 2023, on and to the following pages and risk factors:

•	Page 41: “If the PRC government deems that the contractual arrangements in relation to Junzhang Shanghai or Junzhang Beijing, our consolidated variable interest entities, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
•	Page 44: “Any failure by Junzhang Shanghai and Junzhang Beijing, our consolidated VIEs, or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”
•	Page 48: “PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably. Rules and regulations in China may change quickly with little advance notice. Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.”
•	Page 50: “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if the VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.”

Notes to Consolidated Financial Statements

Note 1 - Organization and Business Description

The VIE contractual arrangements, page F-11

4.	Please reconcile the VIE net cash provided by (used in) operating activities and net cash provided by financing activities for the year ended March 31, 2022 presented in the table on page F-13 to your consolidated statement of cash flows for 2022 presented on page F- 7.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our VIE net cash provided by operating activities and net cash provided by financing activities for the year ended March 31, 2022 presented in the table on page F-13.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer